As filed with the Securities and Exchange Commission on November 3, 2009

Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CATERPILLAR INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**37-0602744**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

100 NE Adams Street
Peoria, Illinois 61629
(309) 675-1000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

James B. Buda
Vice President, Secretary and General Counsel
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629-7310
(309) 675-4429
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller Reporting Company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered [1]	Amount to be Registered Proposed Maximum Offering Price per Share Proposed Maximum Aggregate Offering Price Amount of Registration Fee [2]
Debt Securities	
Common Stock	
Preferred Stock	
Warrants to Purchase Common Stock or Debt Securities	

[1] The securities registered under this registration statement may be sold separately, together or as units with other securities registered under this registration statement and may include hybrid securities consisting of a combination of features of any of the securities listed in the table.

[2] An indeterminate aggregate initial offering price and number or amount of the securities of each identified class is being registered as may from time to time be sold at indeterminate prices. Separate consideration may or may not be received for securities that are issuable upon conversion of, or in exchange for, or upon exercise of, convertible or exchangeable securities. In accordance with Rules 456(b) and 457(r), the Registrant is deferring payment of all of the registration fee.



PROSPECTUS

CATERPILLAR®

Debt Securities

Common Stock

Preferred Stock

Warrants to Purchase Common Stock or Debt Securities

Any Combination of the Above

We may offer from time to time:

- debt securities;
- shares of our common stock, par value $1.00 per share;
- preferred stock, par value $1.00 per share;
- warrants to purchase common stock or debt securities; and
- any combination of the above.

We will provide specific terms of any offering in supplements to this prospectus. The securities may be offered separately or together in any combination and as a separate series. You should read this prospectus and any prospectus supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol "CAT."

Investing in our securities involves risks. See "Risk Factors" beginning on page 5 of this prospectus and Risk Factors that are incorporated by reference into this prospectus.

These securities have not been approved by the Securities and Exchange Commission or any State securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

Prospectus dated November 3, 2009

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a "shelf" registration statement that we have filed with the Securities and Exchange Commission (the "SEC"). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of securities described in this prospectus. For further information about our business and the securities, you should refer to the registration statement and its exhibits. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading, "Where You Can Find More Information."

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will file with the SEC a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading, "Where You Can Find More Information."

You should rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or a prospectus supplement is accurate as of any date other than their respective dates.

Except as otherwise indicated, references in this prospectus to "Caterpillar," the "company," "we," "us" and "our" refer to Caterpillar Inc. and its subsidiaries.

THE COMPANY

Caterpillar, through its employees and dealers, designs, manufactures, markets, finances and provides support for Caterpillar machines and engines. We believe our products make progress possible around the world.

Our products and services fall into three principal lines of business:

Machinery: A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery - track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, skid steer loaders, underground mining equipment, tunnel boring equipment and related parts. Also includes logistics services for other companies and the design, manufacture, remanufacture, maintenance and services of rail-related products.

Engines: A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery; electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Also includes remanufacturing of Caterpillar engines and a variety of Caterpillar machine and engine components and remanufacturing services for other companies. Reciprocating engines meet power needs ranging from 10 to over 21,700 horsepower (8 to over 16 000 kilowatts). Turbines range from 1,600 to 30,000 horsepower (1 200 to 22 000 kilowatts).

Financial Products: A principal line of business consisting primarily of Caterpillar Financial Services Corporation ("Cat Financial"), Caterpillar Insurance Holdings, Inc. ("Cat Insurance") and their respective subsidiaries. Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines, as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

We maintain a website at *www.cat.com* where general information about us is available. We are not incorporating the contents of the website into this prospectus. Our principal executive offices are located at 100 NE Adams Street, Peoria, Illinois 61629. Our telephone number is (309) 675-1000.

RISK FACTORS

An investment in our securities involves risk. Before you invest in securities issued by us, you should carefully consider the risks involved. Accordingly, you should carefully consider:

- the information contained in or incorporated by reference into this prospectus;

- the information contained in or incorporated by reference into any prospectus supplement relating to specific offerings of securities;

- the risks described in our Annual Report on Form 10-K for our most recent fiscal year and in any Quarterly Report on Form 10-Q which we have filed since our most recent Annual Report on Form 10-K, each of which is incorporated by reference into this prospectus; and

- other risks and other information that may be contained in, or incorporated by reference from, other filings we make with the SEC, including in any prospectus supplement relating to specific offerings of securities.

The discussion of risks related to our business contained in or incorporated by reference into this prospectus or into any prospectus supplement comprises material risks of which we are aware. Our business, financial condition, results of operations and prospects could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you could lose all or part of your investment.

FORWARD-LOOKING STATEMENTS

Some of the information included or incorporated by reference in this prospectus contains "forward-looking statements," or statements related to future events. Forward-looking statements often address our expected future business and financial performance, and often contain words such as "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues" and other similar terminology. For us, particular uncertainties that could adversely or positively affect our future results include:

(i)   Adverse changes in general economic conditions;

(ii)   Adverse changes in the industries Caterpillar serves including construction, infrastructure, mining, energy, marine and electric power generation;

(iii)   Caterpillar's ability to manage material, including steel, and freight costs;

(iv)   Caterpillar's ability to generate cash from operations, secure external funding for its operations and manage its liquidity needs;

(v)   Material adverse changes in customers' access to liquidity and capital;

(vi)   Currency exchange or interest rates changes;

(vii) Political instability;

(viii) Market acceptance of the company's products and services;

(ix)   Significant changes in the competitive environment;

(x)   Epidemic diseases;

(xi)   Severe changes in weather conditions negatively impacting operations;

(xii) Changes in law, regulations and tax rates; and

(xiii) Other general economic, business and financing conditions and factors described in more detail in our third quarter report on Form 10-Q filed with the SEC on October 30, 2009 and in our future SEC filings, which are incorporated by reference in this prospectus.

These uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment of debt, acquisitions, additions to working capital, capital expenditures and investments in our subsidiaries. Net proceeds may be temporarily invested prior to use.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the periods indicated below were as follows:

Ratio of Earnings to Fixed Charges					
Nine Months Ended September 30, 2009	Year Ended December 31,				
	2008	2007	2006	2005	2004
1.3	3.8	4.2	4.5	4.5	4.2

These ratios include Caterpillar and its consolidated subsidiaries. Earnings are determined by adding consolidated profit before taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest. Neither Caterpillar nor any of its consolidated subsidiaries had any outstanding shares of preferred stock for the periods shown above. Accordingly, the ratio of combined fixed charges and preference dividends to earnings is identical to the ratio of earnings to fixed charges for the periods shown above.

GENERAL DESCRIPTION OF SECURITIES

We may offer under this prospectus our debt securities, common stock, preferred stock, and warrants to purchase debt securities or common stock, or any combination of the foregoing, either separately or together in any combination and as a separate series.

The following description of the terms of these securities sets forth some of the general terms and provisions of securities that we may offer. The particular terms of securities offered by any prospectus supplement and the extent, if any, to which the general terms set forth below do not apply to those securities, will be described in the related prospectus supplement. In addition, if we offer securities in any combination of the above securities, the terms of such combined securities will be described in the applicable prospectus supplement. If the information contained in the prospectus supplement differs from the following description, you should rely on the information in the prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

We have provided below a summary description of our debt securities. This description is not complete and is qualified in its entirety by reference to the full text of our Indenture dated as of May 1, 1987, as amended and supplemented, between us and U.S. Bank National Association, as successor trustee. You should read the full text of our Indenture.

We will issue the debt securities under an indenture dated as of May 1, 1987, as amended and supplemented, between us and U.S. Bank National Association, the successor trustee. This prospectus briefly outlines some of the indenture provisions. See "Where You Can Find More Information" on how to locate the indenture and the supplements. You may also review the indenture at the Trustee's offices located in New York, New York.

The indenture does not limit the amount of debt securities that may be issued and each series of debt securities may differ as to its terms. The debt securities may be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

The debt securities will be unsecured and unsubordinated and will rank equally with all our unsecured and unsubordinated indebtedness. The debt securities will not be subject to any conversion, amortization, or sinking fund. It is anticipated that the debt securities will be "book-entry," represented by a permanent global certificate registered in the name of The Depository Trust Company or its nominee. However, we reserve the right to issue the securities in certificate form registered in the name of the security holders.

For current information on our debt outstanding, see our most recent Form 10-K and our Form 8-K filed with the SEC on May 14, 2009. See "Where You Can Find More Information."

Exchange, Registration, Transfer, and Payment

Principal and interest on the debt securities will be payable, and the exchange or transfer of debt securities will be registrable at a location designated in the prospectus supplement. No service charge will be applied for a registration of transfer or exchange of debt securities except to cover tax or any governmental charge.

Certain Restrictive Covenants

Unless the applicable prospectus supplement otherwise provides, we will be required to comply with certain restrictive covenants described below. These covenants apply to us and our Restricted Subsidiaries.

What is a Restricted or Unrestricted Subsidiary?

A "Restricted Subsidiary" is defined as any subsidiary, other than an Unrestricted Subsidiary, and any Unrestricted Subsidiary designated by our Board of Directors after May 1, 1987 as a Restricted Subsidiary.

An "Unrestricted Subsidiary" is defined as:

- any subsidiary acquired or organized by us after May 1, 1987, as long as that subsidiary is not a successor to a Restricted Subsidiary;
- any subsidiary with principal business and assets located outside the United States (its territories and possessions) and Canada;
- any subsidiary with the principal business of financing our dealers and distributors, as well as acquisitions and dispositions of our products by dealers, distributors, or other customers;
- any subsidiary with the principal business of owning, leasing, dealing in or developing real property; and
- any subsidiary with substantially all assets consisting of securities of subsidiaries described above.

Other Definitions

Important Property: means any manufacturing plants or facilities of us or any Restricted Subsidiary located in the United States, Canada, or Puerto Rico having a gross book value (without deduction for depreciation) in excess of 1% of Consolidated Net Tangible Assets, other than any plant or other facility our Board believes is not important to our business as a whole.

Consolidated Net Tangible Assets: means the total of all assets appearing on the consolidated balance sheet of Caterpillar and its consolidated subsidiaries prepared in accordance with accounting principles generally accepted in the United States of America, excluding the sum of (1) all current liabilities and (2) all goodwill, patents, copyrights, trademarks and other like intangibles.

Secured Debt: means indebtedness secured by a mortgage, pledge, lien, security interest or encumbrance on:

- any Important Property of Caterpillar or any Restricted Subsidiary; or
- any shares of stock or indebtedness of a Restricted Subsidiary.

Value: means with respect to a Sale and Leaseback Transaction, an amount equal to the greater of:

- the net proceeds of the sale of the property leased pursuant to the Sale and Leaseback Transaction; or
- the fair value of the property at the time of the Sale and Leaseback Transaction, as determined by our Board of Directors.

In either case, the amount derived is first divided by the term of the lease and then multiplied by the number of years remaining on the lease at the time of determination.

Restrictions on Secured Debt

The indenture prohibits us and our Restricted Subsidiaries from creating Secured Debt (without securing the debt securities equally and ratably with Secured Debt), with the following exceptions:

- certain mortgages, pledges, liens, security interests or encumbrances to secure payment of all or part of the cost of acquisition, construction or improvement of our property or the property of a Restricted Subsidiary;
- mortgages, pledges, liens, security interests or encumbrances on property acquired, whether or not assumed by us or a Restricted Subsidiary;

- mortgages, pledges, liens, security interests or encumbrances on property, stock, or indebtedness of a Restricted Subsidiary at the time it becomes such;

- mortgages, pledges, liens, security interests or encumbrances on property of a corporation merged with us or a Restricted Subsidiary or at the time of a disposition of substantially all of the property of another corporation to us or a Restricted Subsidiary;

- mortgages, pledges, liens, security interests, or encumbrances on our property or the property of a Restricted Subsidiary in favor of a governmental entity pursuant to contract or statute or to secure certain indebtedness;

- any extension, renewal or replacement of any mortgage, pledge, lien or encumbrance referred to above; or

- any mortgage, pledge, lien, security interest, or encumbrance securing debt owed by us or a Restricted Subsidiary to us or a Restricted Subsidiary.

In addition to these exceptions, we or a Restricted Subsidiary may create, assume, or guarantee other Secured Debt without securing the debt securities if the total amount of Secured Debt outstanding and value of Sale and Leaseback Transactions at the time does not exceed 10% of Consolidated Net Tangible Assets.

Restrictions on Sale and Leaseback Transactions

Neither we nor any Restricted Subsidiary can sell or transfer (except to us or a Restricted Subsidiary) any Important Property we own with the intention of taking back a lease on the property, except for a lease not exceeding three years, with the following exceptions:

- if we or a Restricted Subsidiary could incur Secured Debt equal to the amount received on a sale or transfer secured by a mortgage on the property to be leased without equally and ratably securing the debt securities; or

- if we or a Restricted Subsidiary apply an amount equal to the value of the property leased to the retirement, within 120 days after the effective date of the arrangement, of indebtedness for money borrowed by us or a Restricted Subsidiary recorded as funded debt as of the date of its creation and which, in the case of indebtedness of us, is not subordinated in right of payment to the prior payment of the debt securities. The amount applied to the retirement of that indebtedness shall be reduced by (i) the principal amount of any debt securities delivered within 120 days of the effective date to the Trustee for retirement and cancellation, and (ii) the principal amount of the indebtedness, other than debt securities, retired by us or a Restricted Subsidiary within 120 days of the effective date of the arrangement.

Restriction on Transfer of Important Property

Neither we nor a Restricted Subsidiary can transfer Important Property to an Unrestricted Subsidiary except in limited circumstances. The transfer can occur if we apply an amount equal to the fair value of the property at the time of transfer (as determined by our Board of Directors) to the retirement of indebtedness of us or a Restricted Subsidiary that is recorded as funded debt and is not subordinated in right of payment to the debt securities. The debt retirement must occur within 120 days of the transfer. No such retirement may be by payment at maturity or under a mandatory prepayment provision.

Events of Default

Unless we indicate otherwise in a prospectus supplement, the following events are defined in the indenture as "Events of Default" regarding the debt securities of any series:

- failure to pay principal of or premium on any debt securities when due;

- failure to pay interest on any debt securities when due, continued for 60 days;

- failure to deposit any sinking fund payment when due;

- failure to perform any other covenant in the indenture for 60 days after we have received written notice of the failure;

- certain events in bankruptcy, insolvency or reorganization; and

- any other Event of Default stipulated.

Unless stated otherwise in a prospectus supplement, any Event of Default on a particular series of debt securities is not necessarily an Event of Default on another series of debt securities.

If an Event of Default occurs on outstanding debt securities of a particular series and continues, the Trustee or holders of at least 25% of that series' debt securities may declare the principal amount of all debt securities in the series due and payable. Under certain circumstances, holders of a majority of the debt securities in the series may rescind that declaration.

The Trustee must within 90 days after a default occurs notify the holders of debt securities of that series of the default if we have not remedied it. The Trustee may withhold notice to the holders of any default (except in the payment of principal or interest) if it in good faith considers such withholding to be in the interest of holders. We are required to file an annual certificate with the Trustee, signed by an officer, about any default by us under any provisions of the indenture.

Subject to the provisions of the indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the debt securities of a series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such debt securities.

Modification of Indenture

Under the indenture, our rights and obligations and the rights of the holders of debt securities may be changed. Certain changes require the consent of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt of all series to be affected. However, the following changes may not be made without the consent of each holder of the debt securities:

- changes to the stated maturity date of the principal or any interest installment;
- reductions in the principal amount or interest due;
- changes to the place or currency regarding payment of principal;
- impairment of the right to institute suit for the enforcement of payment;
- reduction in the stated percentage of holders necessary to modify the indenture; or
- modifications to any of these requirements or to reduce the percentage of outstanding debt securities necessary to waive compliance with certain provisions of the indenture or for the waiver of certain defaults.

Consolidation, Merger, or Sale

We cannot merge with another company or sell or lease substantially all of our property to another company unless:

- we are the continuing corporation or the successor corporation is a domestic corporation and expressly assumes the payment of principal of and interest on the debt securities and the performance and observance of all the covenants and conditions of the indenture binding on us;
- we, or the successor corporation, are not immediately after the merger, consolidation, or sale in default in the performance of a covenant or condition in the indenture; and
- if as a result of the merger, consolidation or sale we become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by the indenture, we or the successor corporation take steps necessary to secure the debt securities equally and ratably with all indebtedness secured.

Defeasance

Under certain circumstances we may be discharged from our obligations on the debt securities of a series at any time before the stated maturity if we deposit with the Trustee money or certain equivalents sufficient to pay principal of and interest on the debt securities. One condition for such defeasance is that we must deliver to the Trustee an opinion of counsel that holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance.

DESCRIPTION OF CAPITAL STOCK

We have provided below a summary description of our capital stock. This description is not complete and is qualified in its entirety by reference to the full text of our Restated Certificate of Incorporation and Bylaws, and the applicable certificate of designations for any series of preferred stock that we may issue. You should read the full text of our Restated Certificate of Incorporation and Bylaws, any applicable certificate of designations, and the provisions of applicable Delaware law.

Description of Common Stock

The authorized common stock of the Company consists of 900,000,000 shares of common stock, par value $1.00 per share. At October 30, 2009, there were 623,584,946 shares of common stock issued and outstanding.

All issued and outstanding shares of common stock of the Company, including the shares of common stock offered pursuant to this prospectus, are or will be fully paid and non-assessable. Holders of common stock have no preemptive, subscription or conversion rights and are not liable for further calls or assessments. Subject to the prior right of any future series of preferred stock, holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available and to share ratably in the assets available for distribution upon liquidation. Each share of common stock is entitled to one vote at all meetings of stockholders. The holders of common stock are not entitled to cumulative voting rights in the election of directors.

The common stock is listed on the New York and Chicago Stock Exchanges in the United States. In addition, the common stock or stock equivalents are traded on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland. The Transfer Agent and Registrar for the common stock is BNY Mellon Shareowner Services.

Description of Preferred Stock

Our restated certificate of incorporation authorizes our board of directors to cause preferred stock to be issued in one or more series, without stockholder action. They are authorized to issue up to 5,000,000 shares of preferred stock, with par value of $1.00 per share, and can determine the number of shares of each series, as well as the rights, preferences and limitations of each series. We may amend the certificate of incorporation to increase the number of authorized shares of preferred stock in a manner permitted by the certificate of incorporation and Delaware law. As of the date of this prospectus, no preferred stock is outstanding.

The particular terms of any series of preferred stock offered by us will be described in the prospectus supplement relating to that series of preferred stock. Those terms relating to the series of preferred stock offered may include:

- the number of shares of the preferred stock being offered;
- the title and liquidation preference per share of the preferred stock;
- the purchase price of the preferred stock;
- the dividend rate or method for determining the dividend rate;
- the dates on which dividends will be paid;
- whether dividends on the preferred stock will be cumulative or non-cumulative and, if cumulative, the dates from which dividends shall start to accumulate;
- the voting rights of the preferred stock;
- whether the preferred stock will be convertible into or exchangeable for other securities;
- any redemption or sinking fund provisions applicable to the preferred stock;
- any securities exchange on which the preferred stock may be listed; and
- any other rights and restrictions applicable to the preferred stock.

The following summary is not complete. You should refer to the certificate of designations relating to any series of preferred stock for the complete terms of that preferred stock. The certificate of designations will be filed with the SEC at the time of the offering of the preferred stock. Unless otherwise specified in the prospectus supplement, if we liquidate, dissolve or wind-up our business, each series of preferred stock will have the same rank as to dividends and distributions as each other series of preferred stock we may issue in the future. Preferred stock will have no pre-emptive rights.

Transfer Agent and Registrar

We will appoint a transfer agent, registrar, and dividend disbursement agent for the preferred stock. The registrar for the preferred stock will send notices to the holders of the preferred stock of any meeting to which those holders will have the right to elect directors or to vote on any matter.

Possible Anti-Takeover Provisions

Shares of the Company's authorized and unissued common stock and preferred stock could (within the limits imposed by applicable law and any applicable rules of the New York Stock Exchange) be issued in one or more transactions or preferred stock could be issued with terms, provisions and rights which would make a takeover of the Company more difficult or more costly and, therefore, less likely. For example, the Board may issue such capital stock to a holder or holders who might thereby obtain sufficient voting power, either by voting with the common stock or separately as a class, to defeat or delay a proposed business combination which may be opposed by the Board, or to assure that any proposal to remove directors, or to alter, amend or repeal certain provisions in the Company's Restated Certificate of Incorporation would not receive the required supermajority stockholder vote or any class vote which would be required to effect such changes. Any such issuance of additional stock could be effected by the Board acting alone without further stockholder approval.

Set forth below are descriptions of certain provisions of the Company's Restated Certificate of Incorporation and Bylaws which could make more difficult certain unsolicited or hostile attempts to take over the Company.

The Company's Restated Certificate of Incorporation provides that the amendment of certain provisions in the Certificate and Bylaws, including the provisions discussed in the following three paragraphs, requires the affirmative vote of the holders of 75% of the outstanding stock of the Company entitled to vote generally in the election of directors voting as a single class ("75% Stockholder Vote").

The Company's Board of Directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, one of the three classes is subject to election, with the remaining directors continuing in office.

The Company's Bylaws also provide that no action shall be taken by stockholders by written consent and that special meetings of the stockholders may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors or by the Chairman of the Board.

In addition, the Restated Certificate of Incorporation and Bylaws provide that directors may be removed without cause but only by a 75% Stockholder Vote and that vacancies on the Board of Directors shall be filled by the affirmative vote of a majority of the remaining directors then in office and not by the stockholders. The Company's Restated Certificate and Bylaws further provide certain advance notice requirements in connection with stockholder nominations for the election of directors and other matters to be properly brought before an annual meeting by a stockholder.

Delaware's anti-takeover law (the "Anti-Takeover Law") prevents, subject to certain exceptions, certain Delaware corporations from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. The Company is a Delaware corporation that is covered by the Anti-Takeover Law and has not "opted out" of its provisions.

DESCRIPTION OF WARRANTS

We have provided below a summary description of warrants that we may issue. This description is not complete and is qualified in its entirety by reference to the full text of the applicable warrant agreement. You should read the full text of any such warrant agreement.

We may issue warrants, in one or more series, for the purchase of debt securities or shares of our common stock. Warrants may be issued independently or together with our debt securities or common stock and may be attached to or separate from any offered securities. In addition to this summary, you should refer to the detailed provisions of the specific warrant agreement for complete terms of the warrants. Unless otherwise specified in a prospectus supplement accompanying this prospectus, each warrant agreement will be between Caterpillar and a banking institution organized under the laws of the United States or a state thereof as warrant agent. A form of warrant agreement will be filed with the SEC as an exhibit to the Registration Statement by post-effective amendment or a Current Report on Form 8-K.

The warrants will be evidenced by warrant certificates. Unless otherwise specified in the prospectus supplement, the warrant certificates may be traded separately from the debt securities or common stock, if any, with which the warrant certificates were issued. Warrant certificates may be exchanged for new warrant certificates of different denominations at the office of an agent that we will appoint. Until a warrant is exercised, the holder of a warrant does not have any of the rights of a holder of our debt securities or common stock and is not entitled to any payments on any debt securities or common stock issuable upon exercise of the warrants.

A prospectus supplement accompanying this prospectus relating to a particular series of warrants to issue debt securities or common stock will describe the terms of those warrants, including:

- the title and the aggregate number of warrants;
- the offering price for such warrants;
- the debt securities or common stock for which each warrant is exercisable;
- the date or dates on which the right to exercise such warrants commence and expire;
- the price or prices at which such warrants are exercisable;
- the terms of any antidilution or other adjustment provisions;
- the currency or currencies in which such warrants are exercisable;
- the periods during which and places at which such warrants are exercisable;
- the terms of any mandatory or optional call provisions;
- the price or prices, if any, at which the warrants may be redeemed at the option of the holder or will be redeemed upon expiration;
- the identity of the warrant agent;
- the exchanges, if any, on which such warrants may be listed; and
- any additional terms of such warrants.

You may exercise warrants by payment to our warrant agent of the exercise price, in each case in such currency or currencies as are specified in the warrant, and by giving your identity and the number of warrants to be exercised. Once you pay our warrant agent and deliver the properly completed and executed warrant certificate to our warrant agent at the specified office, our warrant agent will, as soon as practicable, forward securities to you in authorized denominations or share amounts. If you exercise less than all of the warrants evidenced by your warrant certificate, you will be issued a new warrant certificate for the remaining amount of warrants.

PLAN OF DISTRIBUTION

We may sell the securities:

- to or through underwriters or dealers for resale;
- through agents; or
- directly to other purchasers.

The related prospectus supplement will set forth the terms of the offering of the securities, including the following:

- the name or names of any underwriters, dealers, or agents;
- the purchase price and the proceeds we will receive from the sale;
- any underwriting discounts or commissions and other items constituting underwriters' compensation; and
- any initial public offering price and any discounts or concessions allowed or paid to dealers.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth in the related prospectus supplement. Unless otherwise indicated in the related prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement.

Each series of debt securities, preferred stock or warrants will be a new issue of securities with no established trading market. Underwriters and agents may from time to time purchase and sell the securities described in this prospectus and the relevant prospectus supplement in the secondary market, but are not obligated to do so. No assurance can be given that there will be a secondary market for the securities or liquidity in the secondary market if one develops. From time to time, underwriters and dealers may make a market in the securities.

To facilitate the offering of the securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these securities or any other securities the prices of which may be used to determine payments on these securities. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the securities for their own accounts. In addition, to cover over-allotments or to stabilize the price of the securities or of any other securities, the underwriters may bid for, and purchase, the securities or any other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering, if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Underwriters named in a prospectus supplement are, and dealers and agents named in a prospectus supplement may be, deemed to be "underwriters" within the meaning of the Securities Act of 1933, which we refer to as the Securities Act, in connection with the securities offered thereby, and any discounts or commissions they receive from us and any profit on their resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.

Unless indicated in the applicable prospectus supplement, we do not expect to apply to list the debt securities, preferred stock or warrants on a securities exchange.

Agents and underwriters may be entitled to indemnification by us against civil liabilities arising out of this prospectus, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make relating to those liabilities.

Agents and underwriters may be engaged in transactions with, or perform commercial or investment banking or other services for us, our subsidiaries or affiliates, in the ordinary course of business.

We will estimate our expenses associated with any offering of debt securities, preferred stock, common stock or warrants in the prospectus supplement relating to such offering.

BOOK-ENTRY ISSUANCE AND GLOBAL SECURITIES

Unless otherwise specified in the applicable prospectus supplement, issues of debt securities will be book entry securities and will be cleared and settled through the Depository Trust Company, or DTC , a securities depository. Upon issuance, all book-entry securities of the same issue will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities and will be considered the sole owner of the securities.

Purchasers may only hold interests in the global securities through DTC if they are participants in the DTC system. Purchasers may also hold interests through a securities intermediary – a bank, brokerage house or other institution that maintains securities accounts for customers – that has an account with DTC or its nominee. DTC will maintain accounts showing the securities holdings of its participants, and these participants will in turn maintain accounts showing the securities holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry security will hold that security directly through a hierarchy of intermediaries, with DTC at the top and the beneficial owner's own securities intermediary at the bottom.

The securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual purchaser of the securities will generally not be entitled to have the securities represented by the global securities registered in its name and will not be considered the owner. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder's ownership of securities. The book-entry system for holding securities eliminates the need for physical movement of certificates. The laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive or paper form. These laws may impair the ability to transfer book-entry securities.

Unless otherwise specified in the prospectus supplement with respect to a series of debt securities, beneficial owners of book-entry securities represented by a global security may exchange the securities for definitive or paper securities only if:

- DTC is unwilling or unable to continue as a depository for such global security and Caterpillar is unable to find a qualified replacement for DTC within 90 days;
- At any time, DTC ceases to be a "clearing agency" registered under the Securities Act of 1934;
- Caterpillar, in its sole discretion, decides to allow some or all book-entry securities to be exchangeable for definitive or paper securities in registered form; or
- For debt securities, there is a continuing Event of Default as further described in the "Description of Debt Securities" starting on page 7.

Any global security that is exchangeable will be exchangeable in whole for definitive securities in registered form with the same terms, and in the case of debt securities, in an equal aggregate principal amount in denominations of $1,000 and whole multiples of $1,000. Definitive securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the securities. DTC may base its written instruction upon directions it receives from its participants.

In this prospectus and the accompanying prospectus supplement for book-entry securities, references to actions taken by security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to security holders will mean payments and notices of redemption to DTC as the registered holder of the securities for distribution to participants in accordance with DTC's procedures.

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act. The rules applicable to DTC and its participants are on file with the SEC.

Caterpillar will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

LEGAL MATTERS

Certain legal matters will be passed upon for Caterpillar by Joseph H. Currin, Esq., Corporate Counsel, Caterpillar Inc. Mr. Currin, along with members of his family, owns and has other interests in shares of common stock of Caterpillar.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to Caterpillar Inc.'s Current Report on Form 8-K dated May 14, 2009 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Caterpillar Inc. for the year ended December 31, 2008, have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of the internal control over financial reporting of Caterpillar Japan Ltd. because Caterpillar Japan Ltd. was consolidated by the Company on August 1, 2008) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room in Washington, D.C. located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed on the New York Stock Exchange (the "NYSE"). You may also inspect the information we file with the SEC at the NYSE's offices at 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available at our Internet site at http://www.cat.com. However, the information on our Internet site is not a part of this prospectus or any prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Rather than include certain information in this prospectus that we have already included in documents filed with the SEC, we are incorporating this information by reference, which means that we are disclosing important information to you by referring you to those publicly filed documents that contain such information. The information incorporated by reference is considered to be part of this prospectus. Accordingly, we incorporate by reference the following documents filed with the SEC by us:

- Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on February 20, 2009;
- Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 filed on May 1, 2009;
- Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 filed on July 31, 2009;
- Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2009 filed on August 12, 2009;
- Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 filed on October 30, 2009;
- Current Report on Form 8-K/A filed on January 26, 2009;
- Current Report on Form 8-K filed on January 26, 2009 (incorporates Items 1.01 and 2.03 only);
- Current Report on Form 8-K filed on April 6, 2009;
- Current Report on Form 8-K filed on April 7, 2009;
- Current Report on Form 8-K/A filed on April 8, 2009;
- Current Report on Form 8-K filed on April 13, 2009;
- Current Report on Form 8-K filed on May 14, 2009;
- Current Report on Form 8-K/A filed on June 15, 2009;
- Current Report on Form 8-K filed on September 15, 2009;
- Current Report on Form 8-K filed on September 23, 2009;
- Current Report on Form 8-K filed on October 5, 2009; and
- Current Report on Form 8-K filed on October 22, 2009.

Neither Current Reports on Form 8-K furnished under Item 2.02 of Form 8-K, nor Current Reports furnished under Item 7.01, of Form 8-K are incorporated by reference in this prospectus.

We incorporate by reference additional documents that we may file with the SEC after the date of this prospectus, which may include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements. All documents that we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded to the extent that a statement in a subsequently filed document which also is incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We are not incorporating by reference any documents or information deemed to have been furnished and not filed in accordance with SEC rules.

You may request a copy of any or all of the documents referred to above that may have been or may be incorporated by reference into this prospectus at no cost to you by writing or telephoning us at the following address:

Caterpillar Inc.
100 N.E. Adams Street
Peoria, Illinois 61629
Attn: Corporate Secretary
(309) 675-1000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is a statement setting forth the estimated expenses of Caterpillar in connection with the offering described in this registration statement.

SEC Registration Fee	$	*
Printing Expenses		+
Legal Fees and Expenses	5,000	
Audit Fees and Expenses	35,000	
Trust Fees and Expenses		+
Miscellaneous Expenses		+
Total	$	+

    * In accordance with Rules 456(b) and 457(r), we are deferring payment of the registration fee
      for the securities offered by this prospectus.

    + Estimated expenses are not presently known.

The foregoing sets forth the general categories of expenses (other than underwriting discounts and commissions) that we anticipate incurring in connection with the offering of securities under this registration statement. Information regarding estimated expenses of issuance and distribution of each identified class of securities being registered will be provided at the time information as to such class is included in a prospectus supplement in accordance with Rule 430B.

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Delaware Law on Indemnification

Section 145 of the Delaware General Corporation law (the "DGCL") allows us to indemnify directors and officers as well as other employees against expenses (including attorneys' fees), judgments, fines, and settlement amounts for certain actions or proceedings (other than a "derivative" action – action by or in on behalf of the company) if they acted in good faith and in the best interests of the company. If the matter is a criminal proceeding, indemnification would only follow if the individual had no reasonable cause to believe their conduct was unlawful.

A similar standard applies to derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of an action. If the individual has been found liable to the company, indemnification requires court approval.

Section 102(b)(7) of the DGCL allows us to provide in our certificate of incorporation that a director shall not be personally liable to the company or its shareholders for monetary damages for a breach of fiduciary duty unless the breach: (i) relates to the duty of loyalty; (ii) involves intentional misconduct or knowing violation of law; (iii) involves payment of unlawful dividends, stock purchases or redemptions; or (iv) involves a transaction from which the director derived an improper personal benefit.

Caterpillar By-Laws and Certificate of Incorporation

Under Article V of our By-Laws, we agree to indemnify officers and directors to the full extent permitted by Delaware law. In addition, our board of directors may in its discretion indemnify any person other than an officer or director made a party to any action by virtue of their employment with Caterpillar. Article Ninth of our Restated Certificate of Incorporation provides for indemnification of directors consistent with Section 102(b)(7) of the DGCL. We also maintain directors' and officers' liability insurance in the amounts and subject to the conditions set forth in those policies.

Item 16. EXHIBITS.

The attached Exhibit Index is incorporated herein by reference.

Item 17. UNDERTAKINGS.

(a)   The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)   To include *any* prospectus *required by section 10(a)(3) of the Securities Act of 1933*;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)   Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peoria, State of Illinois on the 3rd day of November, 2009.

CATERPILLAR INC.
(Registrant)

By: */s/ James B. Buda*
       James B. Buda, *Secretary*

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

November 3, 2009	*/s/ James W. Owens* (James W. Owens)	Chairman of the Board, Director and Chief Executive Officer
November 3, 2009	*/s/ David B. Burritt* (David B. Burritt)	Vice President and Chief Financial Officer
November 3, 2009	*/s/ Bradley M. Halverson* (Bradley M. Halverson)	Controller
November 3, 2009	*/s/ Jananne A. Copeland* (Jananne A. Copeland)	Chief Accounting Officer

November 3, 2009	*/s/ W. Frank Blount* (W. Frank Blount)	Director
November 3, 2009	*/s/ John R. Brazil* (John R. Brazil)	Director
November 3, 2009	*/s/ Daniel M. Dickinson* (Daniel M. Dickinson)	Director
November 3, 2009	*/s/ John T. Dillon* (John T. Dillon)	Director
November 3, 2009	*/s/ Eugene V. Fife* (Eugene V. Fife)	Director
November 3, 2009	*/s/ Gail D. Fosler* (Gail D. Fosler)	Director
November 3, 2009	*/s/ Juan Gallardo* (Juan Gallardo)	Director
November 3, 2009	*/s/ David R. Goode* (David R. Goode)	Director
November 3, 2009	*/s/ Peter A. Magowan* (Peter A. Magowan)	Director
November 3, 2009	*/s/ William A. Osborn* (William A. Osborn)	Director
November 3, 2009	*/s/ Charles D. Powell* (Charles D. Powell)	Director
November 3, 2009	*/s/ Edward B. Rust, Jr.* (Edward B. Rust, Jr.)	Director
November 3, 2009	*/s/ Susan C. Schwab* (Susan C. Schwab)	Director
	(Joshua I. Smith)	Director

Exhibit Index

<u>Exhibit No.</u>   <u>Description</u>

1.1*	Form of Equity Securities Underwriting Agreement.
1.2*	Form of Debt Securities Underwriting Agreement.
1.3*	Form of Warrant Underwriting Agreement.
3.1	Restated Certificate of Incorporation (incorporated by reference from Exhibit 3(i) to the Form 10-Q filed for the quarter ended March 31, 1998).
3.2	Bylaws amended and restated as of February 11, 2004 (incorporated by reference from Exhibit 3.3 to the Form 10-Q filed for the quarter ended March 31, 2004).
3.3*	Form of Certificate of Designations for Preferred Stock.
4.1	Indenture dated as of May 1, 1987, between the Registrant and The First National Bank of Chicago, as Trustee (incorporated by reference from Exhibit 4.1 to Form S-3 (Registration No. 333-22041) filed February 19, 1997).
4.2	First Supplemental Indenture, dated as of June 1, 1989, between Caterpillar Inc. and The First National Bank of Chicago, as Trustee (incorporated by reference from Exhibit 4.2 to Form S-3 (Registration No. 333-22041) filed February 19, 1997).
4.3	Appointment of Citibank, N.A. as Successor Trustee, dated October 1, 1991, under the Indenture, as supplemented, dated as of May 1, 1987 (incorporated by reference from Exhibit 4.3 to Form S-3 (Registration No. 333-22041) filed February 19, 1997).
4.4	Second Supplemental Indenture, dated as of May 15, 1992, between Caterpillar Inc. and Citibank, N.A., as Successor Trustee (incorporated by reference from Exhibit 4.4 to Form S-3 (Registration No. 333-22041) filed February 19, 1997).
4.5	Third Supplemental Indenture, dated as of December 16, 1996, between Caterpillar Inc. and Citibank, N.A., as Successor Trustee (incorporated by reference from Exhibit 4.5 to Form S-3 (Registration No. 333-22041) filed February 19, 1997).
4.6	Tri-Party Agreement, dated as of November 2, 2006, between Caterpillar Inc., Citibank, N.A. and U.S. Bank National Association appointing U.S. Bank as Successor Trustee under the Indenture dated as of May 1, 1987, as amended and supplemented (incorporated by reference from Exhibit 4.6 to the 2006 Form 10-K).
4.7*	Form of Debt Security .
4.8*	Form of Preferred Stock Certificate.
4.9*	Form of Warrant Agreement.
4.10*	Form of Warrant.
5.1	Legal Opinion of Mr. Joseph H. Currin.
12	Computation of Ratios of Earnings to Fixed Charges.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Mr. Joseph H. Currin (included in Exhibit 5.1).
25	T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of US Bank National Association.

---

* To be filed, if necessary, as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a Current Report on Form 8-K to be filed by the registrant in connection with a specific offering, and incorporated herein by reference.

Exhibit 5.1
Legal Opinion



Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629- 6490

November 3, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re: Caterpillar Inc.
    Registration Statement on Form S-3

Ladies and Gentleman:

I am Corporate Counsel for Caterpillar Inc., a Delaware corporation (the "Company"), and have acted as counsel to the Company in connection with the preparation and filing with the Securities and Exchange Commission (the "Commission") of a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the registration under the Securities Act and proposed issuance from time to time pursuant to Rule 415 under the Securities Act of: (i) one or more series of the Company's debt securities ("Debt Securities"); (ii) shares of the Company's common stock, par value $1.00 per share ("Common Stock"); (iii) shares of the Company's preferred stock, par value $1.00 per share ("Preferred Stock"); (iv) warrants for purchase of the Company's Common Stock and Debt Securities ("Warrants"); and (v) any combination of Debt Securities, Common Stock, Preferred Stock and Warrants, collectively referred to herein as "Securities."

I have examined originals or copies of such records of the Company and such other documents as I have deemed relevant and necessary as the basis for the opinions set forth below. In my examination, I have assumed the genuineness of all signatures, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to me as originals and the conformity to original documents of all documents submitted to me as copies.

Based upon and subject to the foregoing and in reliance thereon, and assuming that: (a) the Registration Statement and any supplements and amendments thereto (including post-effective amendments) will have become effective and will comply with all applicable laws; (b) the Registration Statement will be effective and will comply with all applicable laws at the time the Securities are offered or issued as contemplated by the Registration Statement; (c) a prospectus supplement will have been prepared and filed with the Commission describing the Securities offered thereby and will comply with all applicable laws; (d) all Securities will be issued and sold in compliance with all applicable federal and state securities laws and in the manner stated in the Registration Statement and the appropriate prospectus supplement; (e) none of the terms of any of the Securities to be established subsequent to the date hereof, nor the issuance and delivery of any such Securities, nor the compliance by the Company with the terms of any such Securities will violate any applicable law or will result in a violation of any provision of any instrument or agreement then binding upon the Company, or any restriction imposed by any court or governmental body having jurisdiction over the Company; (f) a definitive purchase, underwriting or similar agreement and any other necessary agreement with respect to any Securities offered or issued will have been duly authorized and validly executed and delivered by the Company and the other parties thereto; and (g) all corporate action required to be taken by the Company to duly authorize each proposed issuance of Securities shall have been completed, I am of the opinion that the Securities will be legal, valid, and binding obligations of the Company, enforceable in accordance with their terms, subject to (i) applicable bankruptcy, insolvency, liquidation, reorganization, moratorium and other laws relating to or affecting the rights and remedies of creditors generally, (ii) the limitations that the enforceability thereof may be subject to certain equitable defenses and to the discretion of the court before which a proceeding may be brought, including traditional equitable defenses such as waiver, laches, good faith and fair dealing, reasonableness, materiality of the breach, impracticability or impossibility of performance and the affect of obstruction or failure to perform or otherwise act in accordance with an agreement by any person other than the obligor thereunder and (iii) the possible unenforceability under certain circumstances of provisions providing for indemnifications, exculpations or contributions that are contrary to public policy.

My opinion is limited to the General Corporation Law of the State of Delaware and the federal laws of the United States of America, and I express no opinion as to the laws of any other jurisdiction. I assume no obligation to revise or supplement my opinion should the present laws, or the interpretation thereof, be changed in respect of any circumstances or events that occur subsequent to the date hereof.

I hereby consent to the inclusion of this opinion letter as an exhibit to the Registration Statement and the reference to me under the caption "Legal Opinions." In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Joseph H. Currin
Joseph H. Currin
Corporate Counsel

EXHIBIT 12

CATERPILLAR INC.
AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

	Nine Months Ended September 30, 2009	Years Ended December 31,				
		2008	2007	2006	2005	2004
Earnings [1]..	$ 441	$ 4,501	$ 4,990	$ 4,890	$ 3,910	$ 2,714
Plus: Interest expense................................	1,108	1,427	1,420	1,297	1,028	754
One-third of rental expense [2].............	100	133	119	105	85	74
Adjusted Earnings.....................................	1,649	6,061	6,529	6,292	5,023	3,542
Fixed charges:						
Interest expense [3].............................	1,108	1,427	1,420	1,297	1,028	754
Capitalized interest..............................	18	27	15	10	11	8
One-third of rental expense [2].............	100	133	119	105	85	74
Total fixed charges...................................	$ 1,226	$ 1,587	$ 1,554	$ 1,412	$ 1,124	$ 836
Ratio of earnings to fixed charges..............	1.3	3.8	4.2	4.5	4.5	4.2

[1] Consolidated profit before taxes
[2] Considered to be representative of interest factor in rental expense
[3] Does not include interest on income taxes and other non-third-party indebtedness

Exhibit 23.1

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 19, 2009, except as to Note 29 which is as of May 14, 2009, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Caterpillar Inc.'s Current Report on Form 8-K dated May 14, 2009. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
November 2, 2009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Raymond S. Haverstock
U.S. Bank National Association
60 Livingston Avenue
St. Paul, MN 55107
(651) 495-3909
(Name, address and telephone number of agent for service)

Caterpillar Inc.
(Issuer with respect to the Securities)

Delaware	37-0602744
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 NE Adams Street Peoria, Illinois	61629
(Address of Principal Executive Offices)	(Zip Code)

Debt Securities
(Title of the Indenture Securities)

FORM T-1

Item 1. **GENERAL INFORMATION.** Furnish the following information as to the Trustee.

    a)   *Name and address of each examining or supervising authority to which it is subject.*

        Comptroller of the Currency
        Washington, D.C.

    b)   *Whether it is authorized to exercise corporate trust powers.*

        Yes

Item 2. **AFFILIATIONS WITH OBLIGOR.** *If the obligor is an affiliate of the Trustee, describe each such affiliation.*

    None

Items 3-15 *Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.*

Item 16. **LIST OF EXHIBITS:** *List below all exhibits filed as a part of this statement of eligibility and qualification.*

    1. A copy of the Articles of Association of the Trustee.*

    2. A copy of the certificate of authority of the Trustee to commence business.*

    3. A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

    4. A copy of the existing bylaws of the Trustee.**

    5. A copy of each Indenture referred to in Item 4. Not applicable.

    6. The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

    7. Report of Condition of the Trustee as of June 30, 2009 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

* Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.
** Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-145601 filed on August 21, 2007.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Paul, State of Minnesota on the 28th of October, 2009.

By:

Raymond S. Haverstock
Vice President

By:

Richard Prokosch
Vice President

3

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: October 28, 2009

By: _____
Raymond S. Haverstock
Vice President

By: _____
Richard Prokosch
Vice President

Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
As of 6/30/2009

($000's)

	6/30/2009
Assets	
Cash and Balances Due From Depository Institutions	$6,526,915
Securities	38,971,863
Federal Funds	3,558,381
Loans & Lease Financing Receivables	180,342,925
Fixed Assets	4,176,818
Intangible Assets	12,451,763
Other Assets	14,416,029
Total Assets	**$260,444,694**
Liabilities	
Deposits	$174,406,310
Fed Funds	11,988,123
Treasury Demand Notes	0
Trading Liabilities	385,470
Other Borrowed Money	34,999,265
Acceptances	0
Subordinated Notes and Debentures	7,779,967
Other Liabilities	6,530,991
Total Liabilities	**$236,090,126**
Equity	
Minority Interest in Subsidiaries	$1,647,451
Common and Preferred Stock	18,200
Surplus	12,642,020
Undivided Profits	10,046,897
Total Equity Capital	**$24,354,568**
Total Liabilities and Equity Capital	**$260,444,694**

To the best of the undersigned's determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By: _____
Vice President

Date: October 28, 2009

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